MELA Sciences, Inc.

50 South Buckhout Street, Suite 1

Irvington, New York 10533

October 23, 2013

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	Rule 477 Request of MELA Sciences, Inc. (File No. 333- 189118) to Withdraw Post-Effective
Amendment No. 1 to the Registration Statement filed on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, MELA Sciences, Inc. (the “Company”) respectfully requests the withdrawal of Post-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 10, 2013, SEC Accession Number: 0001193125-13-396703. The Company is requesting withdrawal of the Amendment as it was incorrectly filed under the submission type of POSASR as opposed to POS AM. No securities were issued or sold pursuant to the Amendment.

If you have any questions concerning the foregoing, please contact the undersigned at (914) 591-3783.

Yours truly,

/s/ Richard I. Steinhart

Richard I. Steinhart,

Chief Financial Officer

cc:	Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549